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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 22, 2002
Incorporated by reference into Novartis AG's
Registration Statements on Form F-3,
as filed with the Commission on May 11, 2001 (File No. 333-60712)
and on January 21, 2002 (File No. 333-81862)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

Enclosure: Press release announcing half year 2002 results with interim condensed consolidated financial statements.

Novartis International AG Novartis Communications CH-4002 Basel Switzerland Tel 1 41 61 324 2200 Fax 1 41 61 324 3300 Internet Address: http://www.novartis.com
MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis sustains momentum: double-digit growth in operating income in first half of 2002

  •
  Group sales climb 13% in local currencies (6% in CHF)

  •
  Pharmaceuticals' momentum continues in all regions, as sales grow 15% in local currencies (+9% in CHF), driven by the cardiovascular and the oncology franchises

  •
  US Pharmaceuticals sales climb 19%, generating 43% of Pharmaceutical and 28% of Group sales

  •
  Operating income grows 14%, with margin improvements despite currency impact

  •
  Net income up 3%, reflecting excellent operating performance and, given the difficult market conditions, an attractive financial result

  •
  Earnings per share rise 5%

Consolidated key figures

First half

	2002			2001		% Change
	USD m	CHF m	% of sales	CHF m	% of sales	CHF	local currencies
Sales	9 911	16 254		15 267		6	13
Operating income	2 413	3 957	24.3	3 480	22.8	14	15
Net income	2 346	3 848	23.7	3 729	24.4	3

	USD	CHF		CHF	% change
Earnings per share/ADS	0.92	1.51		1.44		5

Number of employees		73 937		70 166		5

Second quarter

	2002			2001		% Change
	USD m	CHF m	% of sales	CHF m	% of sales	CHF	local currencies
Sales	5 053	8 287		8 043		3	12
Operating income	1 302	2 135	25.8	1 935	24.1	10	12
Net income	1 256	2 060	24.9	2 244	27.9	-8

	USD	CHF		CHF	% change
Earnings per share/ADS	0.49	0.81		0.87		-7

All USD figures are convenience translations of CHF into USD at a rate of 1.64. These translations should not be construed as representations that the CHF amounts could actually have been converted into the USD amounts indicated.

All product names appearing in italics are registered trademarks of the Novartis Group

Basel, 22 July 2002—Commenting on Novartis AG's (NYSE: NVS) first-half results, published today, Dr. Daniel Vasella, Chairman and CEO, noted: "In an uncertain economy and a critical industry environment, our strategic focus on innovation and sustained growth resulted in a continued solid performance. The quality of our products together with investments to drive key brands and new launches delivered market share gains worldwide. To keep our pipeline competitive in the long term, we will step up our investments in research to eventually reap the benefits of new technologies, especially genomics."

Group sales up 13% to CHF 16.3 billion (USD 9.9 billion)

First-half Group sales rose 13% in local currencies (6% in CHF), with sales growing 12% in local currencies (+3% in CHF) in the second quarter. Overall, top-line growth was driven by sustained dynamic expansion in Pharmaceuticals, strong sales in Generics and market share gains in the US. The overall increase in sales was due mainly to volume expansion (11 percentage points). Price increases and acquisitions added only a single percentage point each. The strength of the Swiss franc resulted in a negative currency impact of 7 percentage points.

Operating income climbs 14% to CHF 4.0 billion (USD 2.4 billion)

Continued productivity gains and improvements in the product mix reduced the cost of goods sold by almost one percentage point to 24% of sales. General & Administration expenses were cut to 4% of sales, one percentage point lower than in the previous first half. With innovation being a strategic cornerstone, investments in Research & Development increased 4% and were maintained at 13% of sales. Marketing & Distribution investments increased in line with sales in order to support product launches and key growth drivers. As a result, first-half operating income increased by a substantial 14%, faster than sales, to CHF 4.0 billion (USD 2.4 billion), with the Group's operating margin improving to 24.3% from 22.8% over the previous first half.

Net financial income reaches CHF 680 million (USD 414 million)

In a difficult environment, the Group achieved an attractive level of net financial income, mainly as a result of successful currency hedging. On a comparative basis, it was, however, 29% lower than in the previous first half, when 89% of the entire 2001 net financial income was generated; 69% coming in the second quarter alone.

Net income rises 3% to CHF 3.8 billion (USD 2.3 billion)

The strong sales and operating performance in both quarters lifted first-half net income to CHF 3.8 billion (USD 2.3 billion). Taxes amounted to CHF 790 million (USD 482 million), corresponding to a tax rate of 17% as in the prior period.

Personnel

Overall, the Group's workforce increased to 74 000 over the first half by 2800, 200 of which were in Pharmaceuticals research and development and 1900 in marketing and sales. Of the increase, 54% were in the USA and 26% in Europe. Pharmaceuticals' field force in the US was expanded to 5900 in order to drive newly-launched products such as Elidel. This brings the division's global sales force to 16 700.

Outlook 2002 (barring any unforeseen events)

Novartis expects its current growth momentum to continue. Pharmaceuticals sales are expected to increase in local currencies in the region of 10%, based on the performance of key brands, new product introductions and new indications.

Group operating margins are expected to be maintained at approximately last year's level. As a consequence of investments for the expected US launch of Zelnorm (irritable bowel syndrome) this year, Pharmaceuticals' operating margin will decrease slightly, compared with 2001.

If sustained, the weakness of the US dollar and the Japanese yen versus the Swiss franc will have a major impact on Novartis' financial results. The impact on 2002, however, is expected to be reduced since transactional exposures in US dollars and Japanese yen for the current year have been fully hedged.

Net financial income, which is difficult to predict in the current market environment, is expected to be slightly lower than last year's record level.

Barring unforeseen events, both operating and net income are expected to exceed the previous year's levels.

Sales by division and business unit

First half

					% change
	2002		2001
						local currencies
	USD m	CHF m	CHF m		CHF
Pharmaceuticals	6 430	10 546	9 689		9	15

Generics	782	1 282	1 121		14	22
OTC	709	1 163	1 214	(1)	-4	0
Animal Health	312	512	490		4	10
Medical Nutrition(2)	464	760	777	(1)	-2	2
Infant & Baby	666	1 093	1 095	(1)	0	5
CIBA Vision	548	898	881		2	8

Consumer Health	3 481	5 708	5 578		2	8

Total	9 911	16 254	15 267		6	13

Second quarter

				% change
	2002		2001
					local currencies
	USD m	CHF m	CHF m	CHF
Pharmaceuticals	3 288	5 393	5 151	5	14

Generics	388	636	593	7	17
OTC	361	592	613	-3	4
Animal Health	159	260	250	4	13
Medical Nutrition(2)	235	385	404	-5	1
Infant & Baby	336	551	574	-4	7
CIBA Vision	286	470	458	3	12

Consumer Health	1 765	2 894	2 892	0	9

Total	5 053	8 287	8 043	3	12

(1)
Restated to reflect a change in the classification of certain sales incentives and discounts to retailers: In the first half of 2001, sales have been reduced by CHF 59 million, CHF 28 million and CHF 110 million for OTC, Medical Nutrition, and Infant & Baby, respectively, with a corresponding reduction in Marketing & Distribution expenses.
(2)
Including Health & Functional Food

Operating income by division and business unit

First half

	2002			2001
	USD m	CHF m	% of sales	CHF m	% of sales	Change in %
Pharmaceuticals	1 860	3 050	28.9	2 695	27.8	13

Generics	113	185	14.4	141	12.6	31
OTC	78	128	11.0	150	12.4	-15
Animal Health	54	88	17.2	66	13.5	33
Medical Nutrition(1)	30	50	6.6	42	5.4	19
Infant & Baby	120	197	18.0	193	17.6	2
CIBA Vision	61	100	11.1	87	9.9	15

Consumer Health	456	748	13.1	679	12.2	10

Corporate income, net	97	159		106		50

Total Novartis	2 413	3 957	24.3	3 480	22.8	14

Second quarter

	2002			2001
	USD m	CHF m	% of sales	CHF m	% of sales	Change in %
Pharmaceuticals	977	1 602	29.7	1 451	28.2	10

Generics	57	93	14.6	76	12.8	22
OTC	45	74	12.5	92	15.0	-20
Animal Health	28	46	17.7	22	8.8	109
Medical Nutrition(1)	16	27	7.0	24	5.9	13
Infant & Baby	60	98	17.8	103	17.9	-5
CIBA Vision	38	62	13.2	81	17.7	-23

Consumer Health	244	400	13.8	398	13.8	1

Corporate income, net	81	133		86		55

Total Novartis	1 302	2 135	25.8	1 935	24.1	10

(1)
Including Health & Functional Food

Pharmaceuticals

Sales

Pharmaceuticals sales grew dynamically by 15% in local currencies (9% in CHF) to CHF 10.5 billion (USD 6.4 billion) in the first half of 2002 and 14% in local currencies (5% in CHF) in the second quarter. The Oncology and Cardiovascular franchises continued to power sales growth; the key drivers being Diovan, Lotrel, Lescol, Sandostatin, Glivec/Gleevec, and Zometa.

Additional impetus came from Visudyne and the recent successful introduction of novel products such as Elidel. US first-half sales were up 19% and a strong performance was reported in Japan, despite government price decreases. The Latin America region was negatively impacted by the economic situation in Argentina and Brazil.

Operating income

Pharmaceuticals' first-half operating income reached CHF 3.1 billion, climbing 13% as a result of sales expansion, product mix changes and productivity gains. Research & Development investments were increased 5%, as part of the new research strategy and to support projects in the final stages of development. Marketing & Sales investments increased slightly as a percentage of sales to fuel the US launch of Elidel and to further expand the US field force (currently 5900). The cost of goods sold improved significantly by 1.1 percentage points to 14.8% of sales due to product mix changes and productivity gains. As a result, operating margins improved to 28.9%, over one percentage point up on the previous first half.

Highlights

Primary Care

Diovan/Co-Diovan (+69%, US: +82%; hypertension) continued to grow dynamically with first half sales reaching CHF 1.3 billion (USD 783 million). The brand strengthened its category leadership in the US and gained market segment share. In the US, a higher dose and a new tablet formulation were rolled out, offering greater choice and flexibility to patients and physicians.

Lotrel (US: +46%; hypertension), became Novartis' second biggest growth driver, extending its share of new prescriptions in the US amlodipine segment. A new formulation (10 mg amlodipine + 20 mg benazepril HCl) has just gained approval in the US, increasing treatment options.

Lescol (+30%, US: +30%; cholesterol reduction) sales were again up markedly on the prior period, lifted by the XL extended-release formulation and the product's particularly favorable safety/efficacy profile. In June, the LIPS clinical trial was published in JAMA, which found a reduction in major cardiac events among patients treated with Lescol.

Lamisil (-3%, US: -15%; fungal infections) US sales dropped reflecting the declining onychomycosis market and high inventory levels at the end of last year.

Exelon (+12%, US: +10%; Alzheimer's disease) continued to grow dynamically in spite of increased competition in its fast-growing segment. The product's performance was underpinned by data, published in April, from a large multicenter trial showing that Exelon provides sustained benefits for Alzheimer's patients for two years.

Trileptal (+105%, US: +137%; epilepsy) sales were driven by significant share gains in all its major markets.

Recent launches and approval progress

Elidel, a new non-steroid cream for treating eczema, was launched in the US, and gained approval in six other markets. Within just four months of its first launch, Elidel generated sales of CHF 50 million underscoring the very high degree of physician and patient satisfaction. In the US, Elidel has already become the most prescribed branded topical product for eczema.

Prexige (pain), Novartis' COX-2 inhibitor in development, is scheduled for filing in the US and Europe by the end of the current year. TARGET, the world's largest arthritis clinical trial, is progressing well, and results are expected by mid 2004.

Ritalin LA, a long-acting once-daily dosage form, was approved in the US.

Xolair, a novel treatment for allergic asthma, gained its first marketing approval in Australia. With its partner Genentech, Novartis expect to file additional data in the US at the end of the current year and in the EU at the end of next year. In this regard, new trials focusing on treating severely affected patients were initiated in the US and the EU earlier this year. Xolair is a monoclonal antibody to IgE in development by Novartis Pharma AG, Genentech Inc., and Tanox Inc.

Zelmac/Zelnorm (irritable bowel syndrome) has now gained approval in 27 countries and has generated a very positive response from patients and physicians. Novartis is currently in advanced labeling discussions with the FDA and is preparing for a launch in the US this year.

Zoledronic acid progressed to phase III clinical trials for treatment of postmenopausal osteoporosis and Paget's disease. New data were published in the February edition of the New England Journal of Medicine, demonstrating the drug's efficacy in increasing bone mineral density in post-menopausal women with osteoporosis after a once-yearly dose.

Iloperidone (schizophrenia) has been further investigated regarding its potential for cardiovascular side-effects, specifically prolongation of the QT interval in the electrocardiogram, in patients with schizophrenia. In a recent study, the drug's potential for QTc prolongation was shown to be similar to that seen with ziprasidone. Based on these results, Novartis and its partner, Titan, will re-evaluate future steps for the project.

Oncology

Oncology posted strong sales growth of +28% in local currencies (+22% in CHF), as it gained market share and moved up to the number three position in the global oncology market.

Glivec / Gleevec, for the treatment of certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), continued to exceed expectations, bringing unparalleled benefits to patients. First-half sales reached CHF 418 million (USD 255 million)—only 13 months after its first major market launch. In the US, total prescriptions increased almost 40% in the first half of this year. Use in the treatment of GIST, a rare life-threatening disease, has now been approved in 20 countries including the US and EU.

At the American Society of Clinical Oncology meeting in May, 71 abstracts were published and Glivec was presented as the standard of care for first-line treatment in CML. At the end of June, Novartis applied in the US for a label change to include newly diagnosed CML patients. Glivec was awarded the prestigious International Prix Galien for therapeutic innovation in June.

Zometa (bone complications of various forms of cancer), the more convenient and potent successor to Aredia, achieved first-half sales of CHF 302 million (USD 184 million), making it the leading bisphosphonate in the US. Approval of the bone metastases indication in breast, prostate, multiple myeloma and other cancers was granted in the US in February, and is expected in the EU in the second half.

Aredia (bone metastases; -53%; US: -70%) sales reflect the anticipated competition from multiple generic entrants in several markets.

Femara, the first-line therapy for advanced breast cancer in postmenopausal women, posted a 56% (US: +104%) rise in sales to CHF 138 million (USD 84 million) as the global aromatase inhibitor market expanded rapidly.

Sandostatin sales grew 25% (US: 39%) to CHF 487 million (USD 297 million) driven by continued market penetration of the successful and more convenient long-acting once-a-month LAR formulation.

Ophthalmics

Ophthalmics posted a 13% rise in sales in local currencies (7% in CHF) above the first half of last year, driven in particular by Visudyne.

Visudyne (+35%; US: +28%; treatment of forms of choroidal neovascularization secondary to age related macular degeneration) sales topped CHF 228 million (USD 139 million). Its continued strong growth was due to: increased awareness of its therapeutic potential, reimbursement in major European markets, and geographical expansion. Visudyne therapy is now available in some 60 countries for its main indication and is also approved in more than 40 countries including the EU, US and Canada for additional indications. EU approval for use in occult AMD is expected towards the end of the third quarter.

Transplantation

First-half sales were up 2% in local currencies (-4% in CHF) as a result of successful tender business in Latin America and Asia/Pacific and the fact that sales erosion of Neoral by generics continued to be moderate in the US, owing to continued reluctance among physicians to switch patients who are stable and doing well on Neoral.

Sales of Neoral/Sandimmun, the cornerstone of immunosuppression, (0%; US: +1%) were maintained at the prior period level, lifted by market share gains in Japan and good first quarter sales in the US, which partly offset price pressures and mandatory generic substitution in certain other regions.

Simulect, the induction immunosuppressant designed to complement Neoral, posted a 39% rise in sales (US: +29%) as it benefited from a successful launch in Japan and continued to gain market segment share from established competitor brands in most regions.

Certican (transplantation) was recently submitted in Europe for approval in kidney and heart transplantation and will be filed in the US by early 2003, strengthened by additional long-term data in renal and heart transplantation.

Myfortic (transplantation) is under regulatory review in Europe and scheduled for filing in the US by early 2003.

Mature Products

Despite increased price pressures and substitution initiatives in major markets, sales erosion of mature brands continued to slow down in the first half of 2002 as a result of focused investments on selected key products and markets. The sales trend of Voltaren (-2%, anti-inflammatory) developed as anticipated (limited impact of the COX-2 inhibitor class of drugs), whilst Cibacen/Cibadrex group (+14%; US: +22%; hypertension) benefited from successful co-promotion initiatives.

Generics

Sales

Novartis Generics sales were up 22% in local currencies (14% in CHF) to CHF 1282 million (USD 782 million), driven in particular by the US business, by new product launches and entry into new markets. Acquisitions added 3 percentage points to sales growth in local currencies.

The Retail Business posted exceptionally strong first-half gains, especially in the US, fuelled by the launches of the antidepressant fluoxetine (a generic form of Prozac®), the diabetes drug metformin (a generic form of Glucophage®), and the anti-inflammatory nabumetone (a generic form of Relifex®/Relafen®).

The Industrial Business reported continued strong sales of bulk antibiotics, with the penicillin franchise growing strongly and offsetting the weaker demand for macrolides. Cephalosporins developed according to plan as production is currently focussed on various high-value compounds, the sales of which are expected to occur in the second half of the year. The manufacture of partner label finished forms showed further favorable growth.

Operating income

Operating income jumped 31%, fuelled by sales volume increases, particularly in the US, and productivity improvements. Despite regional sales-force expansion, Marketing & Distribution expenses decreased as a percentage of sales. Research & Development investments were maintained at 7% of sales to support product filings in the US and new product development. The overall positive trend of functional costs, acquisition synergies and the non-recurrence of one-time costs related to acquisitions in the first half of 2001 lifted the operating margin by 1.8 percentage points to 14.4%.

OTC

Sales

First-half sales of OTC (over-the-counter) medicines reached CHF 1163 million (USD 709 million) led by sales growth in North America and Latin America, which offset the decline in Asia.

Excluding terminated, acquired and transferred businesses, underlying sales growth was 6%, driven by the key brands Nicotinell/Habitrol (smoking cessation) and Otrivin (nasal decongestant). Additional impetus came from Voltaren Emulgel (topical pain relief), Lamisil Cream (antifungal), Maalox (antacid), Fenistil (skin irritation) and Benefiber, a natural fiber laxative recently launched in the US. These products more than compensated for the drop in calcium sales resulting from reimbursement issues in Europe.

In spite of the expiry of two licensing/distribution agreements at the end of 2001 and a very weak season for cough and cold products in the US, overall sales were marginally ahead (+0.3%) of the previous first-half level in local currencies (-4% in Swiss francs).

Operating income

Operating income dropped 15% to CHF 128 million (USD 78 million), as a result of lower volumes and increased General & Administration expenses due to investments in IT infrastructure and the Business Unit reorganization announced in February. This was only partially offset by productivity gains, with the result that the operating margin eased down just 1.4 percentage points to 11.0%.

Animal Health

Sales

First-half sales increased 10% in local currencies (4% in CHF) to CHF 512 million (USD 312 million), with acquisitions contributing 5 percentage points to growth. US sales grew strongly, driven mainly by the vaccine businesses acquired in January this year.

The farm animal business continued to grow dynamically, led by the therapeutic anti-infectives Tiamutin and Econor. The vaccines and aquahealth business again outperformed the market, with the existing and the newly acquired business growing 20% over the previous first half.

In the companion animal business, Program (flea treatment) sales declined, but this was more than offset by double-digit sales growth from Interceptor (worm treatment) and the cardio-renal drug Fortekor.

Operating income

First-half operating income soared by 33% to CHF 88 million (USD 54 million), leading to an operating margin of 17.2%. The negative impact of exchange rates, acquisition-related costs and a shift to lower margin products were more than offset by increased sales and proactive cost management.

Medical Nutrition (including Health & Functional Food)

Sales

Combined Medical Nutrition and Health & Functional Food (HF&F) sales grew 2% in local currencies (-2% in CHF) to CHF 760 million (USD 464 million).

Medical Nutrition posted solid sales growth, especially in Europe, as a result of continued focusing on the umbrella brands Isosource and Novasource (tube feeding products), Resource (medical food supplements) and Impact (immunonutrition), a concentration on specific disease segments, and the expansion of the home-care channel.

HF&F sales were slightly lower than in the prior period owing mainly to the continued weak performance of the juice business in Poland and lower-than-expected Food and Beverage sales in China following a change of distributors. Sport Nutrition sales were lifted by the launch of Isostar 'Fast Hydration'. Plans to divest the HF&F business by the end of this year are proceeding on track.

Operating income

Operating income was up 19% to CHF 50 million (USD 30 million), as a result of productivity gains and more focused Research & Development investments. These partly offset an increase in Marketing & Distribution investments due to sales-force expansion in Medical Nutrition. In addition, the first half of 2001 was affected by restructuring costs associated with the consolidation of Ovaltine production in Europe. As a result, the operating margin expanded 1.2 percentage points to 6.6%.

Infant & Baby

Sales

Infant & Baby achieved above-industry first-half sales growth of 5% (0% in CHF) to CHF 1093 million (USD 666 million), due to the continued solid performance of Gerber in the US and despite broad reductions of retail inventories.

While the Baby Care business faced intensified pricing pressure from branded competitors and also from private label, the Wellness line of products continued to achieve market share gains, boosted by the first-quarter re-launch of the improved skincare line.

Outside the US, Infant and Baby sales developed slightly below the market growth, as a slow-down in the Europe / Middle East region dampened strong performances in Asia and Latin America, especially Mexico and Brazil.

Operating income

First-half operating income rose 2% to CHF 197 million (USD 120 million), achieved mainly through sales expansion, improved productivity and lower General & Administration costs. As a result, the operating margin slightly improved 0.4 percentage points to 18.0%.

CIBA Vision

Sales

First-half CIBA Vision sales increased 8% in local currencies (2% in CHF) to CHF 898 million (USD 548 million), driven by the high-volume lens business, which outpaced the market growth and more than compensated for the foreseen decline in specialty lenses and lens-care products.

The Focus range of disposable soft contact lenses continued to perform dynamically. Night & Day lenses were successfully launched in the US, where a court ruled that the only competing continuous wear product should be removed from the market because it infringed a Novartis patent. Night & Day lenses also gained EU approval for therapeutic use, and production will be doubled by August to meet overall demand. The FreshLook brand of cosmetic lenses enjoyed a dynamic start in Japan.

In the ophthalmic surgical business, Vivarte, the anterior chamber phakic refractive lens, was launched in Europe and the company signed an agreement with Presby Corp. for a worldwide license to innovative ophthalmic surgical products.

The lens-care business, which continued to compete in a shrinking market, benefited from a strong second quarter in the US, the launch of FreshLook companion care products in Japan and the roll-out of improved-convenience products.

Operating income

First-half operating income increased by 15% to CHF 100 million (USD 61 million) mainly due to synergy benefits this year and the non-recurrence of one-time integration costs in 2001 related to the Wesley Jessen acquisition. Investments in Marketing & Distribution were increased to power new launches and advertising campaigns in the US, Italy and Japan. Research & Development investments were directed towards the development of new products and lens production technology. Operating margin increased from 9.9% to 11.1%.

Corporate income, net

This includes the costs of corporate and country management, income resulting from charging share and share option plan costs to the operating companies, and pension income. Net corporate income increased CHF 53 million in comparison with the previous first half, principally because of additional credits for share and share option plan costs charged to operations.

Balance sheet

The Group's equity decreased CHF 0.9 billion to CHF 41.4 billion at 30 June 2002 compared to the year end, as first-half net income (CHF 3.8 billion) only partially offset dividend payments (CHF 2.3 billion), the acquisition of treasury shares (CHF 0.6 billion), translation losses (CHF 1.0 billion) and a CHF 0.8 billion reduction in the fair value reserve for marketable securities and other equity movements. The debt:equity ratio improved from 0.21:1 at the end of 2001 to 0.18:1 on 30 June 2002.

Cash flow

Increased net income helped drive operating cash flow up CHF 472 million (+18%) in the first half of 2002 to CHF 3.1 billion, while additions to marketable securities contributed to the CHF 2.4 billion increase in cash flow used for investing activities.

Net liquidity (i.e. marketable securities including derivatives plus cash and cash equivalents less financial debt and derivatives) fell CHF 1.9 billion in the first half to CHF 11.6 billion at 30 June 2002.

Free cash flow reached CHF 268 million, up CHF 158 million from the previous first half mainly because the CHF 472 million increase in cash flow from operating activities more than offset an increase in dividend payments of CHF 100 million and a CHF 90 million increase in investments in tangible fixed assets.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 74 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

Further reporting dates in 2002

Nine months and third quarter sales and results and R&D update 17 October 2002

Condensed consolidated financial statements

Consolidated income statements (unaudited)

First half

	2002		2001	Change in
	USD m	CHF m	CHF m	CHF m	%
Total sales	9 911	16 254	15 267	987	6
Cost of goods sold	-2 380	-3 903	-3 804	-99	3
Gross profit	7 531	12 351	11 463	888	8
Marketing & Distribution	-3 432	-5 628	-5 265	-363	7
Research & Development	-1 280	-2 100	-2 010	-90	4
General & Administration	-406	-666	-708	42	-6
Operating income	2 413	3 957	3 480	477	14
Result from associated companies	7	11	77	-66	-86
Financial income, net	414	680	952	-272	-29
Income before taxes and minority interests	2 834	4 648	4 509	139	3
Taxes	-482	-790	-768	-22	3
Minority interests	-6	-10	-12	2	-17

Net income	2 346	3 848	3 729	119	3

Second quarter

	2002		2001	Change in
	USD m	CHF m	CHF m	CHF m	%
Total sales	5 053	8 287	8 043	244	3
Cost of goods sold	-1 171	-1 920	-1 930	10	-1
Gross profit	3 882	6 367	6 113	254	4
Marketing & Distribution	-1 797	-2 947	-2 766	-181	7
Research & Development	-646	-1 059	-1 081	22	-2
General & Administration	-137	-226	-331	105	-32
Operating income	1 302	2 135	1 935	200	10
Result from associated companies	14	23	46	-23	-50
Financial income, net	184	302	735	-433	-59
Income before taxes and minority interests	1 500	2 460	2 716	-256	-9
Taxes	-239	-392	-463	71	-15
Minority interests	-5	-8	-9	1	-11

Net income	1 256	2 060	2 244	-184	-8

Due to new accounting rules, 2001 sales have been restated to reflect a change in the classification of certain sales incentives and discounts to retailers. This restatement amounted to a reduction of CHF 197 million in 2001 first-half sales (CHF 101 million in the second quarter) with a corresponding reduction in Marketing & Distribution expenses.

All USD figures are convenience translations of CHF into USD at a rate of 1.64. These translations should not be construed as representations that the CHF amounts could actually have been converted into the USD amounts indicated.

Condensed consolidated balance sheets

	30 June 2002	31 Dec. 2001	Change	30 June 2001
	(unaudited) CHF m	CHF m	CHF m	(unaudited) CHF m
Assets
Total long-term assets	33 044	32 585	459	33 822

Current assets
Inventories	4 124	4 112	12	4 456
Trade accounts receivable	5 347	5 349	-2	5 683
Other current assets	2 150	2 563	-413	2 462
Cash, short-term deposits and marketable securities	19 105	22 176	-3 071	15 409

Total current assets	30 726	34 200	-3 474	28 010

Total assets	63 770	66 785	-3 015	61 832

Equity and liabilities
Total equity	41 361	42 245	-884	36 865

Long-term liabilities (including minority interests)
Financial debts	2 361	2 492	-131	2 472
Other long-term liabilities	8 034	7 819	215	7 911
Total long-term liabilities	10 395	10 311	84	10 383
Short-term liabilities
Trade accounts payable	1 520	1 809	-289	1 414
Financial debts and derivatives	5 113	6 177	-1 064	6 077
Other short-term liabilities	5 381	6 243	-862	7 093
Total short-term liabilities	12 014	14 229	-2 215	14 584

Total liabilities	22 409	24 540	-2 131	24 967

Total equity and liabilities	63 770	66 785	-3 015	61 832

Condensed consolidated cash flow statements and change in liquidity (unaudited)

	First half 2002	First half 2001	Change
	CHF m	CHF m	CHF m
Net income	3 848	3 729	119
Reversal of non-cash items
Taxes	790	768	22
Depreciation, amortization and impairments	784	714	70
Net financial income	-680	-952	272
Other	-224	-169	-55

Net income adjusted for non-cash items	4 518	4 090	428
Interest and other financial receipts	295	528	-233
Interest and other financial payments	-94	-407	313
Taxes paid	-766	-829	63

Cash flow before working capital and provision changes	3 953	3 382	571
Restructuring payments and other cash payments out of provisions	-126	-211	85
Change in net current assets and other operating cash flow items	-729	-545	-184

Cash flow from operating activities	3 098	2 626	472

Investments in tangible fixed assets	-588	-498	-90
Increase in marketable securities, intangible and financial assets	-4 744	-2 473	-2 271

Cash flow used for investing activities	-5 332	-2 971	-2 361

Cash flow used for financing activities	-3 440	-3 820	380

Translation effect on cash and cash equivalents	-83	93	-176

Change in cash and cash equivalents	-5 757	-4 072	-1 685

Change in marketable securities, financial debt and financial derivatives	3 881	-3 662	7 543

Change in net liquidity	-1 876	-7 734	5 858
Net liquidity at 1 January	13 507	14 594	-1 087

Net liquidity at 30 June	11 631	6 860	4 771

Free cash flow	268	110	158

Consolidated changes in equity (unaudited)

	First half 2002	First half 2001	Change
	CHF m	CHF m	CHF m
Consolidated equity at 1 January	42 245	38 908	3 337
Dividends to third parties	-2 294	-2 194	-100
Acquisition of treasury shares, net	-564	-3 016	2 452
Translation effects	-1 060	-190	-870
Net income for first six months	3 848	3 729	119
Other equity movements	-814	-372	-442

Consolidated equity at 30 June	41 361	36 865	4 496

Share information

	First half 2002	First half 2001
Average number of shares outstanding (million)	2 547	2 587
Basic earnings per share (CHF)	1.51	1.44
Diluted earnings per share (CHF)	1.48	1.44
	30 June 2002	30 June 2001
Registered share price (CHF)	65.45	65.05
ADS price (USD)	43.83	36.15
Market capitalization (CHF billion)	166.2	166.6

Principal currency translation rates

	Average rates First half 2002	Average rates First half 2001	Period-end rates 30 June 2002	Period-end rates 31 Dec. 2001	Period-end rates 30 June 2001
	CHF	CHF	CHF	CHF	CHF
1 USD	1.64	1.71	1.49	1.68	1.80
1 EUR	1.47	1.53	1.47	1.48	1.52
1 GBP	2.36	2.46	2.27	2.43	2.52
100 JPY	1.26	1.42	1.25	1.28	1.45

Notes to the interim financial report for the six months ended 30 June 2002

1.    Basis of preparation

The unaudited interim financial report for the six months ended 30 June 2002 has been prepared in accordance with the accounting policies set out in the Financial Report for the year ended 31 December 2001 and International Accounting Standard 34 on Interim Financial Reporting.

There were no significant changes in accounting policies or estimates or in any contingent liabilities from those disclosed in the 2001 Financial Report.

2.    Changes in the scope of consolidation

The following significant changes were made during the six months to 30 June 2002 and in 2001:

2002

Animal Health

In January, the sector completed the acquisition of two US farm animal vaccine companies, Grand Laboratories Inc., Iowa and ImmTech Biologies Inc., Kansas. The combined 2001 revenues were approximately CHF 55 million (USD 33 million) and the combined purchase price is a minimum of CHF 168 million of which CHF 140 million was settled in Novartis American Depositary Shares. The final purchase price may increase depending on whether certain future sales and other targets are met.

Medical Nutrition (including Health & Functional Food)

In February, Novartis announced its intention to divest the Health & Functional Food businesses by the end of 2002. The revenues of these businesses amounted to approx. CHF 850 million in 2001.

2001

Generics

In January, Generics acquired the generic business line in the USA of Apothecon Inc., from Bristol Myers Squibb and BASF's European generic activities. In April, Generics acquired Labinca SA, Buenos Aires, Argentina and Lagap Pharmaceuticals Ltd., UK.

Corporate

During 2001, the Group acquired 21.3% of the voting shares of Roche Holding AG, which represents approximately 4% of its total shares and equity securities.

3.    Significant differences between IAS and United States Generally Accepted Accounting Principles (unaudited)

The Group's consolidated financial statements have been prepared in accordance with IAS, which, as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below:

	First half 2002	First half 2001
	CHF m	CHF m
Net income under IAS	3 848	3 729
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	-148	-161
Purchase accounting: other acquisitions	—	-236
Purchase accounting: IAS goodwill amortization	96	—
Available-for-sale securities	-467	-280
Pension provisions	-1	-39
Share-based compensation	-150	-42
Consolidation of share-based compensation foundations	-18	-20
In-process Research & Development	-11	-700
Deferred taxes	-124	-156
Other	-22	51
Deferred tax effect on US GAAP adjustments	-17	166

Net income under US GAAP	2 986	2 312

	30 June 2002	30 June 2001
	CHF m	CHF m
Equity under IAS	41 361	36 865
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	4 678	4 986
Purchase accounting: other acquisitions	4 752	5 617
Purchase accounting: IAS goodwill amortization	96	—
Pension provisions	1 431	1 835
Share-based compensation	-189	-84
Consolidation of share-based compensation foundations	-702	-882
In-process Research & Development	-1 124	-845
Deferred taxes	-745	-745
Other	79	-8
Deferred tax effect on US GAAP adjustments	-347	-460

Equity under US GAAP	49 290	46 279

Basic earnings per share under US GAAP (CHF)	1.22	0.93

Diluted earnings per share under US GAAP (CHF)	1.19	0.93

This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "plan", "expect", "estimates", "forecasts", "will", or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of new products and new indications to be approved for existing products, expected to be introduced or have been introduced by the Group and anticipated customer demand for such products. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to clinical trials and product development, unexpected regulatory delays or government regulation generally, and obtaining and protecting intellectual property, as well as factors discussed in the Group's Form 20-F filed with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

# # #

Supplementary tables: First half 2002—Sales of top twenty pharmaceutical products

		US		Rest of world		Total		% change
Brands	Therapeutic Area	CHF m	% change in local currencies	CHF m	% change in local currencies	CHF m	USD m	in CHF	in local currencies
Diovan/Co-Diovan	Hypertension	668	82	616	56	1 284	783	59	69
Neoral/Sandimmun	Transplantation	249	1	628	0	877	535	-5	0
Cibacen/Lotensin	Hypertension	762	36	101	-4	863	527	25	30
(of which Lotrel)		486	46	0	n/a	486	296	40	46
Lamisil (group)	Fungal infections	263	-15	311	11	574	350	-8	-3
Voltaren (group)	Inflammation/pain	14	43	474	-3	488	298	-10	-2
Sandostatin (group)	Acromegaly	226	39	261	16	487	297	20	25
Lescol	Cholesterol reduction	185	30	238	30	423	258	23	30
Glivec/Gleevec	Chronic myeloid leukemia	166	216	252	n/a	418	255	624	670
Miacalcic	Osteoporosis	188	-21	124	-5	312	191	-19	-15
Tegretol	Epilepsy	114	0	195	2	309	189	-6	2

Top ten products total		2 835	29	3 200	22	6 035	3 683	18	25
Zometa	Cancer complications	238	n/a	64	n/a	302	184	n/a	n/a
Aredia (group)	Cancer complications	124	-70	176	-22	300	183	-55	-53
Leponex/Clozaril	Schizophrenia	103	-7	153	7	256	156	-4	1
HRT Range	Hormone replacement	136	48	120	-5	256	156	11	17
Exelon	Alzheimer's disease	133	10	102	14	235	143	7	12
Visudyne	Macular degeneration	140	28	88	48	228	139	28	35
Foradil	Asthma	19	252	192	4	211	129	6	11
Trileptal	Epilepsy	141	137	49	51	190	116	94	105
Famvir*	Antivirals	137	20	48	5	185	113	11	16
Femara	Breast cancer	48	104	90	38	138	84	49	56

Top twenty products total		4 054	25	4 282	19	8 336	5 086	15	22
Rest of portfolio		467	-16	1 743	1	2 210	1 344	-10	-3

Total		4 521	19	6 025	13	10 546	6 430	9	15

* 2001 restated because of transfers to other sectors
n/a—not applicable as no or insignificant prior year sales

All USD figures are convenience translations of CHF into USD at a rate of 1.64. These translations should not be construed as representations that the CHF amounts could actually have been converted into the USD amounts indicated.

Supplementary tables: Second quarter 2002—Sales of top twenty pharmaceutical products

		US		Rest of world		Total		% change
Brands	Therapeutic Area	CHF m	% change in local currencies	CHF m	% change in local currencies	CHF m	USD m	in CHF	in local currencies
Diovan/Co-Diovan	Hypertension	353	69	330	52	683	416	47	60
Neoral/Sandimmun	Transplantation	113	-5	313	4	426	260	-7	1
Cibacen/Lotensin	Hypertension	394	27	52	-1	446	272	13	23
(of which Lotrel)		263	40	0	n/a	263	160	29	40
Lamisil (group)	Fungal infections	166	12	171	7	337	205	1	9
Voltaren (group)	Inflammation/pain	8	n/a	244	-4	252	154	-12	-2
Sandostatin (group)	Acromegaly	104	31	133	13	237	145	11	21
Lescol	Cholesterol reduction	79	21	127	35	206	126	18	29
Glivec/Gleevec	Chronic myeloid leukemia	87	74	148	n/a	235	143	307	344
Miacalcic	Osteoporosis	102	-23	61	-7	163	99	-23	-18
Tegretol	Epilepsy	49	-13	98	1	147	90	-15	-4

Top ten products total		1 455	24	1 677	23	3 132	1 910	13	24
Zometa	Cancer complications	150	n/a	40	776	190	116	n/a	n/a
Aredia (group)	Cancer complications	22	-87	84	-26	106	65	-69	-66
Leponex/Clozaril	Schizophrenia	54	0	78	14	132	80	0	8
HRT Range	Hormone replacement	68	28	63	-5	131	80	2	10
Exelon	Alzheimer's disease	62	-8	52	21	114	70	-6	3
Visudyne	Macular degeneration	68	18	45	35	113	69	13	24
Foradil	Asthma	10	103	93	1	103	63	1	7
Trileptal	Epilepsy	82	164	26	57	108	66	104	125
Famvir*	Antivirals	59	10	23	-1	82	50	-3	7
Femara	Breast cancer	22	77	47	39	69	42	39	49

Top twenty products total		2 052	20	2 228	20	4 280	2 611	10	20
Rest of portfolio		231	-14	882	0	1 113	677	-12	-4

Total		2 283	15	3 110	14	5 393	3 288	5	14

* 2001 restated because of transfers to other sectors
n/a—not applicable as no or insignificant prior year sales

All USD figures are convenience translations of CHF into USD at a rate of 1.64. These translations should not be construed as representations that the CHF amounts could actually have been converted into the USD amounts indicated.

Supplementary tables: First-half sales by region

	2002			2001
	USD m	CHF m	%	CHF m	%
Pharmaceuticals
US	2 756	4 521	43	3 967	41
Rest of world	3 674	6 025	57	5 722	59

Total	6 430	10 546	100	9 689	100

Generics
US	263	431	34	332	30
Rest of world	519	851	66	789	70

Total	782	1 282	100	1 121	100

OTC
US	217	356	31	356	29
Rest of world	492	807	69	858	71

Total	709	1 163	100	1 214	100

Animal Health
US	108	178	35	149	30
Rest of world	204	334	65	341	70

Total	312	512	100	490	100

Medical Nutrition
US	124	202	27	208	27
Rest of world	340	558	73	569	73

Total	464	760	100	777	100

Infant & Baby
US	516	847	77	828	76
Rest of world	150	246	23	267	24

Total	666	1 093	100	1 095	100

CIBA Vision
US	222	363	40	377	43
Rest of world	326	535	60	504	57

Total	548	898	100	881	100

Group
US	4 206	6 898	42	6 217	41
Rest of world	5 705	9 356	58	9 050	59

Total	9 911	16 254	100	15 267	100

# # #

21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG
Date: July 22, 2002	By:	/s/ DR. RAYMUND BREU
	Name:	Dr. Raymund Breu
	Title:	Chief Financial Officer, Novartis Group

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SIGNATURES